Exhibit 4.2

WHITEWATER PARK — PROMISSORY NOTE

FOR VALUE RECEIVED, at the times hereinafter stated, the undersigned (“Borrower”) promises to pay Eldorado Resorts, LLC, (“Lender”), at 345 North Virginia Street, Reno, Nevada, or such other place as Lender may from time to time designate in writing, in legal tender of the United States of America, the principal sum of Five Hundred Thousand Dollars ($500,000.00), or so much thereof as may be advanced (the “Loan Amount”) pursuant to the following terms and conditions.

Borrower shall hold the Loan Amount in an internal trust account and not integrate it into its other accounts, including its general fund account.  The Loan Amount is restricted in its use and shall not be utilized for any purpose except as provided for in this promissory note.  The Loan Amount is provided to Borrower for the purpose of funding the construction of improvements and related expenses for the Whitewater Park to be located in the Truckee River adjacent to Wingfield Park, Reno, Nevada (hereafter referred to as “Whitewater Park”) until such time as bond funds are received by the City in accordance with State Ballot Question 1, which was approved by the voters of the State of Nevada on November 5, 2002, (hereafter referred to as “Question 1”).

Since the Whitewater Park was designated as an approved project by the Washoe County Commissioners on July 15, 2003, Borrower anticipates receiving funding from Question 1 on or before November 1, 2003.  If Borrower receives the bond funds from Question 1 as anticipated, Borrower promises to pay the Loan Amount, with no interest, to Lender on or before November 30, 2003.

If Borrower does not pay the Loan Amount on or before November 30, 2003, Borrower agrees to repay the Loan Amount, together with interest thereon at the rate of 5% per annum on the unpaid balance.  In such event, said sum shall be calculated and paid in the following manner:

All principal and interest shall be due and payable on or before January 30, 2004.  Interest charged to Borrower shall be computed commencing on the date the Loan Amount is received by Borrower and shall continue until such times as all principal and interest is paid under the terms of this promissory note.  Furthermore, the rate of interest charged hereunder shall be computed based upon a 365-day year and the actual days elapsed.

All payments shall be first applied to interest, if any, and the balance to principal.  This promissory note may be prepaid, at any time, in whole or part, without penalty.

In the event this promissory note shall be in default, and placed with an attorney for collection, then the undersigned agrees to pay all reasonable attorney fees and costs of collection.  All payments hereunder shall be made to the address designated above, or to such address as may from time to time be designated in writing by Lender.

This promissory note shall be construed and enforced in accordance with the laws of the State of Nevada and any litigation pertaining to this promissory note will be commenced in the District Court for the State of Nevada located in Reno, Nevada.

CITY OF RENO

/s/ Robert A. Cashell
Robert A. Cashell, Sr., Mayor

Date:	8/21/03

ATTEST:

/s/ Lynette R. Jones
City Clerk

APPROVED AS TO FROM:

/s/ Tracy L. Chase
City Attorney’s Office